SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2022

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Third Quarter Ended December 31, 2021 And Outlook for the Fiscal Year Ending March 31, 2022

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2021
And
Outlook for the Fiscal Year Ending March 31, 2022

February 2, 2022
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended December 31)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-4
Condensed Consolidated Statements of Income (Nine months ended December 31)	F-5
Condensed Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Nine months ended December 31)	F-7
Condensed Consolidated Statements of Cash Flows (Nine months ended December 31)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20
- First-time Adoption	F-23
- Subsequent Event	F-44

Outlook for the Fiscal Year Ending March 31, 2022	1

Cautionary Statement	4

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position
	Yen in millions
	April 1, 2020	March 31, 2021	December 31, 2021	Change from March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,523	1,786,982	1,822,578	35,596
Investments and advances in the Financial Services segment	327,092	411,982	368,624	(43,358)
Trade and other receivables, and contract assets	1,194,334	1,365,493	1,820,533	455,040
Inventories	559,779	636,668	788,398	151,730
Other financial assets	135,482	117,682	92,868	(24,814)
Other current assets	441,974	396,210	448,268	52,058
Total current assets	4,171,184	4,715,017	5,341,269	626,252
Non-current assets:
Investments accounted for using the equity method	204,291	225,086	240,597	15,511
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,564,035	1,267,489
Property, plant and equipment	917,198	990,541	1,073,749	83,208
Right-of-use assets	373,282	358,034	384,288	26,254
Goodwill	690,929	726,109	842,945	116,836
Content assets	992,644	1,062,547	1,227,215	164,668
Other intangible assets	377,500	391,055	433,052	41,997
Deferred insurance acquisition costs	187,904	623,986	639,170	15,184
Deferred tax assets	210,333	215,669	220,840	5,171
Other financial assets	321,721	695,764	806,349	110,585
Other non-current assets	167,795	207,489	221,628	14,139
Total non-current assets	20,795,882	22,792,826	24,653,868	1,861,042
Total assets	24,967,066	27,507,843	29,995,137	2,487,294
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)
	Yen in millions
	April 1, 2020	March 31, 2021	December 31, 2021	Change from March 31, 2021
LIABILITIES
Current liabilities:
Short-term borrowings	824,045	1,201,747	1,731,978	530,231
Current portion of long-term debt	98,923	205,406	175,949	(29,457)
Trade and other payables	1,310,536	1,596,563	1,738,923	142,360
Deposits from customers in the banking business	2,347,387	2,682,156	2,837,725	155,569
Income taxes payables	85,346	84,431	145,359	60,928
Participation and residual liabilities in the Pictures segment	163,007	161,433	197,497	36,064
Other financial liabilities	56,152	54,341	47,644	(6,697)
Other current liabilities	1,263,944	1,367,527	1,400,726	33,199
Total current liabilities	6,149,340	7,353,604	8,275,801	922,197
Non-current liabilities:
Long-term debt	939,030	1,053,636	971,562	(82,074)
Defined benefit liabilities	329,621	267,222	260,123	(7,099)
Deferred tax liabilities	1,041,156	816,587	893,876	77,289
Future insurance policy benefits and other	6,519,577	6,614,585	6,889,551	274,966
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,773,928	445,034
Participation and residual liabilities in the Pictures segment	119,702	116,537	203,980	87,443
Other financial liabilities	146,834	139,417	187,353	47,936
Other non-current liabilities	87,320	93,022	102,014	8,992
Total non-current liabilities	12,823,250	13,429,900	14,282,387	852,487
Total liabilities	18,972,590	20,783,504	22,558,188	1,774,684
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	880,214	880,365	151
Additional paid-in capital	1,297,554	1,489,597	1,456,579	(33,018)
Retained earnings	1,949,697	2,914,503	3,616,880	702,377
Accumulated other comprehensive income	979,476	1,520,257	1,579,744	59,487
Treasury stock, at cost	(232,503)	(124,228)	(147,399)	(23,171)
Equity attributable to Sony Group Corporation’s stockholders	4,874,438	6,680,343	7,386,169	705,826
Noncontrolling interests	1,120,038	43,996	50,780	6,784
Total equity	5,994,476	6,724,339	7,436,949	712,610
Total liabilities and equity	24,967,066	27,507,843	29,995,137	2,487,294

Condensed Consolidated Statements of Income
	Yen in millions
	Three months ended December 31
	2020	2021	Change
Sales and financial services revenue:
Sales	2,273,195	2,562,227	289,032
Financial services revenue	420,780	469,092	48,312
Total sales and financial services revenue	2,693,975	3,031,319	337,344
Costs and expenses:
Cost of sales	1,553,708	1,787,301	233,593
Selling, general and administrative	408,549	423,509	14,960
Financial services expenses	380,838	433,761	52,923
Other operating (income) expense, net	3,310	(70,960)	(74,270)
Total costs and expenses	2,346,405	2,573,611	227,206
Share of profit (loss) of investments accounted for using the equity method	4,323	7,475	3,152
Operating income	351,893	465,183	113,290
Financial income	36,896	4,962	(31,934)
Financial expenses	5,012	8,576	3,564
Income before income taxes	383,777	461,569	77,792
Income taxes	72,805	113,645	40,840
Net income	310,972	347,924	36,952

Net income attributable to
Sony Group Corporation’s stockholders	310,731	346,161	35,430
Noncontrolling interests	241	1,763	1,522

	Yen
	Three months ended December 31
	2020	2021	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	251.57	279.23	27.66
- Diluted	248.50	276.65	28.15

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended December 31
	2020	2021	Change
Net income	310,972	347,924	36,952
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	62,403	(40,247)	(102,650)
Remeasurement of defined benefit pension plans	(77)	1,870	1,947
Share of other comprehensive income of investments accounted for using the equity method	(11)	395	406
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(11,610)	23,242	34,852
Cash flow hedges	600	671	71
Insurance contract valuation adjustments	(644)	21	665
Exchange differences on translating foreign operations	(2,570)	54,388	56,958
Share of other comprehensive income of investments accounted for using the equity method	(79)	338	417
Total other comprehensive income, net of tax	48,012	40,678	(7,334)
Comprehensive income	358,984	388,602	29,618

Comprehensive income attributable to
Sony Group Corporation’s stockholders	358,809	385,770	26,961
Noncontrolling interests	175	2,832	2,657

Condensed Consolidated Statements of Income
	Yen in millions
	Nine months ended December 31
	2020	2021	Change
Sales and financial services revenue:
Sales	5,534,412	6,410,143	875,731
Financial services revenue	1,227,629	1,247,384	19,755
Total sales and financial services revenue	6,762,041	7,657,527	895,486
Costs and expenses:
Cost of sales	3,741,599	4,401,169	659,570
Selling, general and administrative	1,036,095	1,138,719	102,624
Financial services expenses	1,114,513	1,144,840	30,327
Other operating (income) expense, net	(12,441)	(70,847)	(58,406)
Total costs and expenses	5,879,766	6,613,881	734,115
Share of profit (loss) of investments accounted for using the equity method	6,567	20,064	13,497
Operating income	888,842	1,063,710	174,868
Financial income	92,395	14,989	(77,406)
Financial expenses	25,170	50,821	25,651
Income before income taxes	956,067	1,027,878	71,811
Income taxes	(20,721)	252,443	273,164
Net income	976,788	775,435	(201,353)

Net income attributable to
Sony Group Corporation’s stockholders	962,911	771,096	(191,815)
Noncontrolling interests	13,877	4,339	(9,538)

	Yen
	Nine months ended December 31
	2020	2021	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	784.21	622.03	(162.18)
- Diluted	770.92	616.00	(154.92)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Nine months ended December 31
	2020	2021	Change
Net income	976,788	775,435	(201,353)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	103,794	(70,656)	(174,450)
Remeasurement of defined benefit pension plans	(162)	118	280
Share of other comprehensive income of investments accounted for using the equity method	131	341	210
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(56,719)	65,773	122,492
Cash flow hedges	(839)	1,598	2,437
Insurance contract valuation adjustments	(1,837)	157	1,994
Exchange differences on translating foreign operations	(13,142)	69,019	82,161
Share of other comprehensive income of investments accounted for using the equity method	(90)	355	445
Total other comprehensive income, net of tax	31,136	66,705	35,569
Comprehensive income	1,007,924	842,140	(165,784)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	1,020,443	836,770	(183,673)
Noncontrolling interests	(12,519)	5,370	17,889

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at April 1, 2020	880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income			962,911			962,911	13,877	976,788
Other comprehensive income, net of tax				57,532		57,532	(26,396)	31,136
Total comprehensive income			962,911	57,532		1,020,443	(12,519)	1,007,924
Transfer to retained earnings			(6,321)	6,321		–		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(353)	(818)		12,715	11,544		11,544
Conversion of convertible bonds		(3,218)	(7,222)		78,528	68,088		68,088
Stock-based compensation		1,006				1,006		1,006
Dividends declared			(61,343)			(61,343)	(12,996)	(74,339)
Purchase of treasury stock					(211)	(211)		(211)
Reissuance of treasury stock		352			1,164	1,516		1,516
Transactions with noncontrolling interests shareholders and other		193,568		457,201		650,769	(1,053,310)	(402,541)
Balance at December 31, 2020	880,214	1,488,909	2,836,904	1,500,530	(140,307)	6,566,250	41,213	6,607,463

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			771,096			771,096	4,339	775,435
Other comprehensive income, net of tax				65,674		65,674	1,031	66,705
Total comprehensive income			771,096	65,674		836,770	5,370	842,140
Transfer to retained earnings			6,187	(6,187)		–		–
Transactions with stockholders and other:
Issuance of new shares	151	151				302		302
Exercise of stock acquisition rights		479			9,141	9,620		9,620
Conversion of convertible bonds		(2,672)	(521)		16,439	13,246		13,246
Stock-based compensation		3,858				3,858		3,858
Dividends declared			(74,385)			(74,385)	(2,646)	(77,031)
Purchase of treasury stock					(50,498)	(50,498)		(50,498)
Reissuance of treasury stock		1,543			1,747	3,290		3,290
Transactions with noncontrolling interests shareholders and other		(36,377)				(36,377)	4,060	(32,317)
Balance at December 31, 2021	880,365	1,456,579	3,616,880	1,579,744	(147,399)	7,386,169	50,780	7,436,949

Condensed Consolidated Statements of Cash Flows
	Yen in millions
	Nine months ended December 31
	2020	2021
Cash flows from operating activities:
Income before income taxes	956,067	1,027,878
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	504,698	620,115
Amortization of deferred insurance acquisition costs	30,340	46,605
Other operating (income) expense, net	(12,441)	(70,847)
(Gain) loss on securities, net (other than Financial Services segment)	(78,150)	23,606
Share of profit of investments accounted for using the equity method, net of dividends	(2,136)	(11,588)
Change in future insurance policy benefits and other	222,033	300,632
Change in policyholders’ account in the life insurance business, less cash impact	402,894	291,078
Net cash impact of policyholders’ account in the life insurance business	114,648	153,714
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(458,944)	(428,153)
Increase in inventories	(40,643)	(134,997)
Increase in investments and advances in the Financial Services segment	(1,412,094)	(1,079,760)
Increase in content assets	(244,046)	(398,351)
Increase in deferred insurance acquisition costs	(67,364)	(83,383)
Increase in trade payables	353,587	140,852
Increase in deposits from customers in the banking business	277,152	164,387
Increase in borrowings in the life insurance business and the banking business	361,186	478,305
(Increase) decrease in other financial assets and other current assets	(955)	13,599
Increase in other financial liabilities and other current liabilities	6,343	9,571
Income taxes paid	(57,153)	(154,491)
Other	104,343	(100,171)
Net cash provided by operating activities	959,365	808,601
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Nine months ended December 31
	2020	2021
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(359,953)	(338,553)
Proceeds from sales of property, plant and equipment and other intangible assets	13,476	8,038
Payments for investments and advances (other than Financial Services segment)	(93,683)	(63,201)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	19,611	23,033
Payments for purchase of businesses	(13,912)	(224,970)
Proceeds from sales of businesses	1,605	64,609
Other	1,904	7,820
Net cash used in investing activities	(430,952)	(523,224)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(19,798)	1,381
Proceeds from issuance of long-term debt	227,018	18,370
Payments of long-term debt	(67,639)	(161,721)
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.	396,500	–
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.	(200,000)	–
Dividends paid	(61,153)	(74,208)
Payments for purchase of treasury stock	(211)	(50,498)
Payment for purchase of noncontrolling interest in Sony Financial Group Inc.	(396,698)	-
Other	(12,418)	(12,019)
Net cash used in financing activities	(134,399)	(278,695)
Effect of exchange rate changes on cash and cash equivalents	(28,490)	28,914
Net increase in cash and cash equivalents	365,524	35,596
Cash and cash equivalents at beginning of the fiscal year	1,512,523	1,786,982
Cash and cash equivalents at end of the period	1,878,047	1,822,578

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Three months ended December 31
	2020	2021	Change
Sales and financial services revenue:
Game & Network Services -
Customers	865,790	796,734	(69,056)
Intersegment	17,436	16,530	(906)
Total	883,226	813,264	(69,962)
Music -
Customers	261,724	292,371	30,647
Intersegment	2,738	3,502	764
Total	264,462	295,873	31,411
Pictures -
Customers	191,119	460,314	269,195
Intersegment	56	920	864
Total	191,175	461,234	270,059
Electronics Products & Solutions -
Customers	679,918	679,595	(323)
Intersegment	19,110	7,351	(11,759)
Total	699,028	686,946	(12,082)
Imaging & Sensing Solutions -
Customers	243,899	305,885	61,986
Intersegment	23,129	18,928	(4,201)
Total	267,028	324,813	57,785
Financial Services -
Customers	420,780	469,092	48,312
Intersegment	2,251	2,254	3
Total	423,031	471,346	48,315
All Other -
Customers	28,622	23,387	(5,235)
Intersegment	4,544	4,041	(503)
Total	33,166	27,428	(5,738)
Corporate and elimination	(67,141)	(49,585)	17,556
Consolidated total	2,693,975	3,031,319	337,344

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Electronics Products & Solutions (“EP&S”) segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.  Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended December 31
	2020	2021	Change
Operating income (loss):
Game & Network Services	80,761	92,896	12,135
Music	59,074	55,113	(3,961)
Pictures	20,279	149,372	129,093
Electronics Products & Solutions	103,378	80,036	(23,342)
Imaging & Sensing Solutions	51,366	64,650	13,284
Financial Services	39,861	35,208	(4,653)
All Other	6,987	8,178	1,191
Total	361,706	485,453	123,747
Corporate and elimination	(9,813)	(20,270)	(10,457)
Consolidated operating income	351,893	465,183	113,290

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for the three months ended December 31, 2020 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ending March 31, 2022, which is discussed on page F-20.

(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Nine months ended December 31
	2020	2021	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,959,383	2,027,428	68,045
Intersegment	36,590	47,085	10,495
Total	1,995,973	2,074,513	78,540
Music -
Customers	663,878	813,136	149,258
Intersegment	8,567	9,220	653
Total	672,445	822,356	149,911
Pictures -
Customers	551,754	925,246	373,492
Intersegment	1,062	1,430	368
Total	552,816	926,676	373,860
Electronics Products & Solutions -
Customers	1,556,280	1,814,019	257,739
Intersegment	37,544	31,114	(6,430)
Total	1,593,824	1,845,133	251,309
Imaging & Sensing Solutions -
Customers	726,230	757,929	31,699
Intersegment	54,074	63,204	9,130
Total	780,304	821,133	40,829
Financial Services -
Customers	1,227,629	1,247,384	19,755
Intersegment	6,755	6,762	7
Total	1,234,384	1,254,146	19,762
All Other -
Customers	68,380	62,678	(5,702)
Intersegment	12,991	11,197	(1,794)
Total	81,371	73,875	(7,496)
Corporate and elimination	(149,076)	(160,305)	(11,229)
Consolidated total	6,762,041	7,657,527	895,486

　　G&NS intersegment amounts primarily consist of transactions with the EP&S segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Nine months ended December 31
	2020	2021	Change
Operating income (loss):
Game & Network Services	310,029	258,834	(51,195)
Music	148,964	161,079	12,115
Pictures	80,137	206,355	126,218
Electronics Products & Solutions	147,892	224,498	76,606
Imaging & Sensing Solutions	128,342	144,854	16,512
Financial Services	112,885	102,274	(10,611)
All Other	12,038	20,950	8,912
Total	940,287	1,118,844	178,557
Corporate and elimination	(51,445)	(55,134)	(3,689)
Consolidated operating income	888,842	1,063,710	174,868

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for the nine months ended December 31, 2020 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ending March 31, 2022, which is discussed on page F-20.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2020	2021	Change
Game & Network Services
Digital Software and Add-on Content	432,789	432,284	(505)
Network Services	95,774	102,501	6,727
Hardware and Others	337,227	261,949	(75,278)
Total	865,790	796,734	(69,056)
Music
Recorded Music - Streaming	88,063	119,506	31,443
Recorded Music - Others	54,049	64,281	10,232
Music Publishing	44,997	51,902	6,905
Visual Media and Platform	74,615	56,682	(17,933)
Total	261,724	292,371	30,647
Pictures
Motion Pictures	52,634	191,887	139,253
Television Productions	75,656	185,599	109,943
Media Networks	62,829	82,828	19,999
Total	191,119	460,314	269,195
Electronics Products & Solutions
Televisions	247,870	269,530	21,660
Audio and Video	116,974	105,330	(11,644)
Still and Video Cameras	121,570	117,851	(3,719)
Mobile Communications	111,061	102,339	(8,722)
Other	82,443	84,545	2,102
Total	679,918	679,595	(323)
Imaging & Sensing Solutions	243,899	305,885	61,986
Financial Services	420,780	469,092	48,312
All Other	28,622	23,387	(5,235)
Corporate	2,123	3,941	1,818
Consolidated total	2,693,975	3,031,319	337,344

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2020	2021	Change
Game & Network Services
Digital Software and Add-on Content	1,124,487	1,067,578	(56,909)
Network Services	284,966	304,932	19,966
Hardware and Others	549,930	654,918	104,988
Total	1,959,383	2,027,428	68,045
Music
Recorded Music - Streaming	235,790	341,911	106,121
Recorded Music - Others	127,732	150,065	22,333
Music Publishing	113,653	146,344	32,691
Visual Media and Platform	186,703	174,816	(11,887)
Total	663,878	813,136	149,258
Pictures
Motion Pictures	203,091	368,479	165,388
Television Productions	190,895	333,885	142,990
Media Networks	157,768	222,882	65,114
Total	551,754	925,246	373,492
Electronics Products & Solutions
Televisions	559,056	697,730	138,674
Audio and Video	247,942	253,686	5,744
Still and Video Cameras	258,212	339,233	81,021
Mobile Communications	284,430	282,854	(1,576)
Other	206,640	240,516	33,876
Total	1,556,280	1,814,019	257,739
Imaging & Sensing Solutions	726,230	757,929	31,699
Financial Services	1,227,629	1,247,384	19,755
All Other	68,380	62,678	(5,702)
Corporate	8,507	9,707	1,200
Consolidated total	6,762,041	7,657,527	895,486
　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests). The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2020	March 31, 2021	December 31, 2021	April 1, 2020	March 31, 2021	December 31, 2021	April 1, 2020	March 31, 2021	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥497,218	¥719,276	¥962,484	¥1,289,764	¥1,103,302	¥1,512,523	¥1,786,982	¥1,822,578
Investments and advances in the Financial Services segment	327,092	411,982	368,624	–	–	–	327,092	411,982	368,624
Trade and other receivables, and contract assets	115,592	119,791	151,806	1,086,457	1,261,321	1,689,911	1,194,334	1,365,493	1,820,533
Inventories	–	–	–	559,779	636,668	788,398	559,779	636,668	788,398
Other financial assets	79,721	73,349	51,682	55,762	44,498	41,181	135,482	117,682	92,868
Other current assets	51,765	51,147	61,193	390,915	357,582	416,998	441,974	396,210	448,268
Total current assets	1,124,209	1,153,487	1,352,581	3,055,397	3,589,833	4,039,790	4,171,184	4,715,017	5,341,269
Non-current assets:
Investments accounted for using the equity method	–	–	–	204,291	225,086	240,597	204,291	225,086	240,597
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,564,035	–	–	–	16,352,285	17,296,546	18,564,035
Investments in Financial Services, at cost	–	–	–	153,968	550,483	550,483	–	–	–
Property, plant and equipment	18,256	19,260	19,249	899,185	971,336	1,054,542	917,198	990,541	1,073,749
Right-of-use assets	57,892	65,775	71,388	315,431	292,262	312,902	373,282	358,034	384,288
Goodwill and intangible assets, including content assets	62,660	66,133	67,848	1,998,413	2,113,578	2,435,364	2,061,073	2,179,711	2,503,212
Deferred insurance acquisition costs	187,904	623,986	639,170	–	–	–	187,904	623,986	639,170
Deferred tax assets	8,129	–	–	202,217	309,341	259,745	210,333	215,669	220,840
Other financial assets	34,319	28,043	30,299	291,373	671,683	780,037	321,721	695,764	806,349
Other non-current assets	87,933	86,287	85,492	155,643	195,713	209,832	167,795	207,489	221,628
Total non-current assets	16,809,378	18,186,030	19,477,481	4,220,521	5,329,482	5,843,502	20,795,882	22,792,826	24,653,868
Total assets	¥17,933,587	¥19,339,517	¥20,830,062	¥7,275,918	¥8,919,315	¥9,883,292	¥24,967,066	¥27,507,843	¥29,995,137

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥768,100	¥1,160,896	¥1,722,308	¥154,884	¥246,257	¥185,619	¥922,968	¥1,407,153	¥1,907,927
Trade and other payables	43,975	80,189	57,320	1,273,946	1,531,502	1,702,424	1,310,536	1,596,563	1,738,923
Deposits from customers in the banking business	2,347,387	2,682,156	2,837,725	–	–	–	2,347,387	2,682,156	2,837,725
Income taxes payables	22,509	5,407	3,928	62,837	79,024	141,431	85,346	84,431	145,359
Participation and residual liabilities in the Pictures segment	–	–	–	163,007	161,433	197,497	163,007	161,433	197,497
Other financial liabilities	44,668	29,106	35,461	11,484	25,235	12,183	56,152	54,341	47,644
Other current liabilities	179,652	192,728	205,888	1,085,330	1,187,975	1,225,139	1,263,944	1,367,527	1,400,726
Total current liabilities	3,406,291	4,150,482	4,862,630	2,751,488	3,231,426	3,464,293	6,149,340	7,353,604	8,275,801
Non-current liabilities:
Long-term debt	276,409	361,106	283,576	662,644	692,531	687,986	939,030	1,053,636	971,562
Defined benefit liabilities	34,856	35,293	36,383	294,765	231,929	223,740	329,621	267,222	260,123
Deferred tax liabilities	879,683	802,830	824,152	176,839	122,489	123,686	1,041,156	816,587	893,876
Future insurance policy benefits and other	6,519,577	6,614,585	6,889,551	–	–	–	6,519,577	6,614,585	6,889,551
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,773,928	–	–	–	3,640,010	4,328,894	4,773,928
Participation and residual liabilities in the Pictures segment	-	-	-	119,702	116,537	203,980	119,702	116,537	203,980
Other financial liabilities	115,949	109,537	118,602	33,399	32,446	71,375	146,834	139,417	187,353
Other non-current liabilities	4,217	5,309	5,912	106,693	109,808	117,319	87,320	93,022	102,014
Total non-current liabilities	11,470,701	12,257,554	12,932,104	1,394,042	1,305,740	1,428,086	12,823,250	13,429,900	14,282,387
Total liabilities	14,876,992	16,408,036	17,794,734	4,145,530	4,537,166	4,892,379	18,972,590	20,783,504	22,558,188
Equity:
Stockholders’ equity of Financial Services	3,054,361	2,928,525	3,031,981	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	3,084,820	4,341,109	4,943,480	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	4,874,438	6,680,343	7,386,169
Noncontrolling interests	2,234	2,956	3,347	45,568	41,040	47,433	1,120,038	43,996	50,780
Total equity	3,056,595	2,931,481	3,035,328	3,130,388	4,382,149	4,990,913	5,994,476	6,724,339	7,436,949
Total liabilities and equity	¥17,933,587	¥19,339,517	¥20,830,062	¥7,275,918	¥8,919,315	¥9,883,292	¥24,967,066	¥27,507,843	¥29,995,137

Condensed Statements of Income

	Yen in millions
	Three months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Sales	¥–	¥–	¥2,274,479	¥2,563,499	¥2,273,195	¥2,562,227
Financial services revenue	423,031	471,346	-	-	420,780	469,092
Total sales and financial services revenue	423,031	471,346	2,274,479	2,563,499	2,693,975	3,031,319

Cost of sales	–	–	1,556,542	1,790,131	1,553,708	1,787,301
Selling, general and administrative	–	–	407,004	421,950	408,549	423,509
Financial services expenses	383,089	436,016	-	-	380,838	433,761
Other operating (income) expense, net	81	122	3,229	(71,082)	3,310	(70,960)
Total costs and expenses	383,170	436,138	1,966,775	2,140,999	2,346,405	2,573,611

Share of profit (loss) of investments accounted for using the equity method	–	–	4,323	7,475	4,323	7,475

Operating income	39,861	35,208	312,027	429,975	351,893	465,183

Financial income (expenses), net	–	–	31,883	(3,616)	31,884	(3,614)

Income before income taxes	39,861	35,208	343,910	426,359	383,777	461,569

Income taxes	13,152	10,095	59,652	103,547	72,805	113,645

Net income	26,709	25,113	284,258	322,812	310,972	347,924

Net income of Financial Services	¥26,466	¥24,980	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥284,261	¥321,182	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥310,731	¥346,161

Net income (loss) attributable to noncontrolling interests	¥243	¥133	¥(3)	¥1,630	¥241	¥1,763

Condensed Statements of Income

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Sales	¥-	¥-	¥5,538,638	¥6,413,935	¥5,534,412	¥6,410,143
Financial services revenue	1,234,384	1,254,146	-	-	1,227,629	1,247,384
Total sales and financial services revenue	1,234,384	1,254,146	5,538,638	6,413,935	6,762,041	7,657,527

Cost of sales	–	–	3,749,830	4,409,132	3,741,599	4,401,169
Selling, general and administrative	–	–	1,032,106	1,134,547	1,036,095	1,138,719
Financial services expenses	1,121,268	1,151,603	–	–	1,114,513	1,144,840
Other operating (income) expense, net	231	269	(12,672)	(71,116)	(12,441)	(70,847)
Total costs and expenses	1,121,499	1,151,872	4,769,264	5,472,563	5,879,766	6,613,881

Share of profit (loss) of investments accounted for using the equity method	–	–	6,567	20,064	6,567	20,064

Operating income	112,885	102,274	775,941	961,436	888,842	1,063,710

Financial income (expenses), net	–	–	87,038	3,324	67,225	(35,832)

Income before income taxes	112,885	102,274	862,979	964,760	956,067	1,027,878

Income taxes	30,832	26,002	(51,775)	226,437	(20,721)	252,443

Net income	82,053	76,272	914,754	738,323	976,788	775,435

Net income of Financial Services	¥81,553	¥75,881	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥912,847	¥734,375	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥962,911	¥771,096

Net income attributable to noncontrolling interests	¥500	¥391	¥1,907	¥3,948	¥13,877	¥4,339

Condensed Statements of Cash Flows
	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021
Cash flows from operating activities:
Income (loss) before income taxes	¥112,885	¥102,274	¥862,979	¥964,760	¥956,067	¥1,027,878
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	17,675	18,682	487,023	601,433	504,698	620,115
Amortization of deferred insurance acquisition costs	30,340	46,605	–	–	30,340	46,605
Other operating (income) expense, net	231	269	(12,672)	(71,116)	(12,441)	(70,847)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(78,150)	23,606	(78,150)	23,606
Change in future insurance policy benefits and other	222,033	300,632	–	–	222,033	300,632
Change in policyholders’ account in the life insurance business, less cash impact	402,894	291,078	–	–	402,894	291,078
Net cash impact of policyholders’ account in the life insurance business	114,648	153,714	–	–	114,648	153,714
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(44,967)	(35,697)	(438,902)	(398,020)	(458,944)	(428,153)
(Increase) decrease in inventories	–	–	(40,643)	(134,997)	(40,643)	(134,997)
(Increase) decrease in investments and advances in the Financial Services segment	(1,412,094)	(1,079,760)	–	–	(1,412,094)	(1,079,760)
(Increase) decrease in content assets	–	–	(244,046)	(398,351)	(244,046)	(398,351)
(Increase) decrease in deferred insurance acquisition costs	(67,364)	(83,383)	–	–	(67,364)	(83,383)
Increase (decrease) in trade payables	24,717	(19,833)	353,754	166,378	353,587	140,852
Increase (decrease) in deposits from customers in the banking business	277,152	164,387	–	–	277,152	164,387
Increase (decrease) in borrowings in the life insurance business and the banking business	361,186	478,305	–	–	361,186	478,305
Other	15,573	(55,107)	35,003	(187,931)	50,442	(243,080)
Net cash provided by (used in) operating activities	54,909	282,166	924,346	565,762	959,365	808,601

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(14,200)	(15,720)	(345,819)	(322,833)	(359,953)	(338,553)
Payments for investments and advances (other than Financial Services segment)	–	–	(93,683)	(63,201)	(93,683)	(63,201)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	19,611	23,033	19,611	23,033
Other	12	2,914	3,063	(147,417)	3,073	(144,503)
Net cash provided by (used in) investing activities	(14,188)	(12,806)	(416,828)	(510,418)	(430,952)	(523,224)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(7,445)	(8,138)	343,513	(133,832)	336,081	(141,970)
Dividends paid	(30,454)	(39,159)	(61,153)	(74,208)	(61,153)	(74,208)
Other	(80)	(5)	(398,606)	(62,680)	(409,327)	(62,517)
Net cash provided by (used in) financing activities	(37,979)	(47,302)	(116,246)	(270,720)	(134,399)	(278,695)

Effect of exchange rate changes on cash and cash equivalents	–	–	(28,490)	28,914	(28,490)	28,914

Net increase (decrease) in cash and cash equivalents	2,742	222,058	362,782	(186,462)	365,524	35,596
Cash and cash equivalents at beginning of the fiscal year	550,039	497,218	962,484	1,289,764	1,512,523	1,786,982
Cash and cash equivalents at end of the period	¥552,781	¥719,276	¥1,325,266	¥1,103,302	¥1,878,047	¥1,822,578

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended December 31
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	310,731	346,161
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	69	36
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	310,800	346,197

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,235,162	1,239,709
Effect of dilutive securities:
Stock acquisition rights	4,460	5,954
Zero coupon convertible bonds	11,071	5,733
Weighted-average shares for diluted EPS computation	1,250,693	1,251,396

	Yen in millions
	Nine months ended December 31
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	962,911	771,096
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	329	129
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	963,240	771,225

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,227,879	1,239,640
Effect of dilutive securities:
Stock acquisition rights	4,019	5,504
Zero coupon convertible bonds	17,564	6,843
Weighted-average shares for diluted EPS computation	1,249,462	1,251,987

(Segmentation)
　　Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. In connection with these organizational changes, sales and financial services revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

　　The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Ellation Holdings, Inc. Acquisition)
　　On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll”. Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc. The consideration for the acquisition of 135,575 million yen (1,234 million U.S. dollars) was paid in cash. As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony.
　　Crunchyroll is a direct-to-consumer service, connecting anime and manga fans across more than 200 countries and territories. Crunchyroll provides services including subscription video-on-demand, advertising-based video-on-demand, mobile games, manga, events, merchandise and distribution. The acquisition brings together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric offerings.
　　As a result of the acquisition, Sony consolidated Ellation by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Ellation. The following table summarizes the fair values assigned to the assets and liabilities of Ellation that were recorded in the Pictures segment. The purchase price allocation as of the date of the acquisition is preliminary and is subject to change as of December 31, 2021. The primary areas of the purchase price allocation that are not yet finalized are related to deferred tax liabilities, content assets, other intangible assets and goodwill.

Yen in millions
Cash and cash equivalents	8,379
Trade and other receivables, and contract assets	3,714
Inventories	3,295
Right-of-use assets	4,962
Goodwill	80,366
Content assets	37,261
Other intangible assets	35,697
Other	2,512
Total assets	176,186
Trade and other payables	11,008
Participation and residual liabilities in the Pictures segment (current)	6,357
Other current liabilities	7,723
Long-term debt	4,386
Deferred tax liabilities	9,869
Other	659
Total liabilities	40,002

　　Content assets and other intangible assets mainly consist of license agreements and customer relationships. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with the acquisition is included in the Pictures segment.
　　Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s consolidated statements of income and pro forma results of operations have not been presented because the effect of the acquisition was not material.

(Transfer of certain operations of Game Show Network, LLC)
　　On December 6, 2021, Sony completed the transfer of GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment, to Scopely, Inc. (“Scopely”). The consideration for the transaction was 114,724 million yen (1,008 million U.S. dollars), of which Sony received 57,801 million yen (508 million U.S. dollars) in cash and 56,923 million yen (500 million U.S. dollars) in preferred stock of Scopely. The consideration is subject to customary working capital and other adjustments.
　　 This preferred stock is measured at fair value as an equity instrument and subsequent changes in the fair value will be recognized in other comprehensive income. As a result of the completion of this transfer, Sony recognized a gain of 70,202 million yen (617 million U.S. dollars) within other operating (income) expense, net in the consolidated statements of income for the three and nine months ended December 31, 2021.

First-Time Adoption

Sony has disclosed its condensed consolidated financial statements under IFRS from the first quarter of the fiscal year ending March 31, 2022. The latest consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”) were prepared for the fiscal year ended March 31, 2021, and the date of transition to IFRS was April 1, 2020.

(1)   Exemption under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”)

IFRS 1 requires that a company adopting IFRS for the first-time (“first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. Sony has adopted the following exemptions:

Business combinations

First-time adopters may choose not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Sony has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill generated in business combinations that occurred prior to the date of transition to IFRS were based on the carrying amounts determined under U.S. GAAP at the date of transition to IFRS.
 Sony performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

First-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Designation of financial instruments recognized before the date of transition to IFRS

First-time adopters may designate an investment in an equity instrument as an investment recognized at fair value through other comprehensive income in accordance with IFRS 9 “Financial Instruments” based on the facts and circumstances that existed at the date of transition to IFRS. Sony has applied this exemption and designated some equity instruments at fair value in other comprehensive income at the date of transition to IFRS.

Recognition of right-of-use assets and lease liabilities

When first-time adopters recognize right-of-use assets and lease liabilities as a lessee, they are permitted to measure right-of-use assets and lease liabilities at the date of transition to IFRS. Sony measured all lease liabilities at the date of transition to IFRS at the present value of the remaining lease payments, discounted using Sony’s incremental borrowing rate at the date of transition to IFRS. Sony recognized right-of-use assets equal to the amount of lease liabilities at the date of transition to IFRS.

(2)  Mandatory exception under IFRS 1

IFRS 1 prohibits the retrospective application of IFRS concerning “estimates”, “non-controlling interests”, “classification and measurement of financial instruments” and other items. Sony applied these items prospectively from the date of transition to IFRS.

(3)  Reconciliation

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Reclassification” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

Reconciliation of equity at the date of transition to IFRS (April 1, 2020)

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,512,357	–	166	1,512,523		Cash and cash equivalents
Marketable securities	1,847,772	(1,847,772)	–	–	a
	–	327,092	–	327,092	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,028,793	(1,028,793)	–	–	b
	–	1,195,228	(894)	1,194,334	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,153)	26,153	-	-	b
Inventories	558,452	–	1,327	559,779		Inventories
Other receivables	188,076	(188,076)	–	–	c
	-	135,265	217	135,482	d	Other financial assets
Prepaid expenses and other current assets	594,009	(153,473)	1,438	441,974		Other current assets
Total current assets	5,703,306	(1,534,376)	2,254	4,171,184		Total current assets

						Non-current assets:
Film costs	458,853	(458,853)	–	–	e
Investments and advances:
Affiliated companies	207,922	(608)	(3,023)	204,291		Investments accounted for using the equity method
Securities investments and other	12,526,990	(12,526,990)	–	–	f
Allowance for credit losses	(6,341)	6,341	–	–
	-	13,906,535	2,445,750	16,352,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	81,482	(81,482)	–	–
Buildings	659,556	(659,556)	–	–
Machinery and equipment	1,725,720	(1,725,720)	–	–
Construction in progress	76,391	(76,391)	–	–
Less - Accumulated depreciation	1,634,505	(1,634,505)	–	–
	–	921,513	(4,315)	917,198		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	359,510	(359,510)	–	–	g
Finance lease right-of-use assets	33,100	(33,100)	–	–	g
	–	376,998	(3,716)	373,282	g	Right-of-use assets
Intangibles, net	906,310	(906,310)	–	–	e
Goodwill	783,888	–	(92,959)	690,929	C	Goodwill
	–	991,611	1,033	992,644	e	Content assets
	–	373,552	3,948	377,500	e	Other intangible assets
Deferred insurance acquisition costs	600,901	–	(412,997)	187,904	E	Deferred insurance acquisition costs
Deferred income taxes	210,417	87	(171)	210,333		Deferred tax assets
	–	298,469	23,252	321,721	f,h,D	Other financial assets
Other	339,284	(154,853)	(16,636)	167,795	h,B	Other non-current assets
	17,329,478	1,526,238	1,940,166	20,795,882		Total non-current assets
Total assets	23,032,784	(8,138)	1,942,420	24,967,066		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	810,176	13,869	–	824,045		Short-term borrowings
Current portion of long-term debt	29,807	69,116	–	98,923	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	68,942	(68,942)	–	–	i
Notes and accounts payable, trade	380,810	(380,810)	–	–	j
	–	1,340,573	(30,037)	1,310,536	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,630,197	(1,630,197)	–	–	k
Deposits from customers in the banking business	2,440,783	(93,396)	–	2,347,387	l	Deposits from customers in the banking business
Accrued income and other taxes	145,996	(60,650)	–	85,346		Income taxes payables
	–	163,007	–	163,007	k	Participation and residual liabilities in the Pictures segment
	–	56,152	–	56,152	k,m	Other financial liabilities
Other	733,732	527,859	2,353	1,263,944	k,	Other current liabilities
Total current liabilities	6,240,443	(63,419)	(27,684)	6,149,340		Total current liabilities
						Non-current liabilities:
Long-term debt	634,966	305,871	(1,807)	939,030	i	Long-term debt
Long-term operating lease liabilities	314,836	(314,836)	–	–	i
Accrued pension and severance costs	324,655	4,355	611	329,621	B	Defined benefit liabilities
Deferred income taxes	548,034	87	493,035	1,041,156	F	Deferred tax liabilities
Future insurance policy benefits and other	6,246,047	–	273,530	6,519,577	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,642,271	–	(2,261)	3,640,010	E	Policyholders’ account in the life insurance business
	–	122,706	(3,004)	119,702	n	Participation and residual liabilities in the Pictures segment
	–	146,834	–	146,834	l,n,o	Other financial liabilities
Other	289,285	(201,969)	4	87,320	n	Other non-current liabilities
	12,000,094	63,048	760,108	12,823,250		Total non-current liabilities
Total liabilities	18,240,537	(371)	732,424	18,972,590		Total liabilities
Redeemable noncontrolling interest	7,767	(7,767)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,289,719	–	7,835	1,297,554		Additional paid-in capital
Retained earnings	2,765,187	–	(815,490)	1,949,697	G	Retained earnings
Accumulated other comprehensive income	(580,980)	–	1,560,456	979,476	A,B,D E,F	Accumulated other comprehensive income
Treasury stock, at cost	(232,503)	–	–	(232,503)		Treasury stock, at cost
	4,121,637	–	752,801	4,874,438		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	662,843	–	457,195	1,120,038	F	Noncontrolling interests
Total equity	4,784,480	–	1,209,996	5,994,476		Total equity
Total liabilities and equity	23,032,784	(8,138)	1,942,420	24,967,066		Total liabilities and equity
* “U.S. GAAP” represents the consolidated financial statements under U.S. GAAP for the year ended March 31, 2020, adjusted for the adoption of the Accounting Standards Updates issued by the Financial Accounting Standards Board effective as of April 1, 2020.

Reconciliation of equity as of December 31, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,878,047	–	–	1,878,047		Cash and cash equivalents
Marketable securities	2,771,000	(2,771,000)	–	–	a,p
	–	382,892	33	382,925	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,310,227	(1,310,227)	–	–	b
	–	1,639,819	(1,401)	1,638,418	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(25,143)	25,143	–	–	b
Inventories	605,437	–	(486)	604,951		Inventories
Other receivables	308,178	(308,178)	–	–	c
	–	100,489	217	100,706	d	Other financial assets
Prepaid expenses and other current assets	540,302	(157,268)	(1,776)	381,258	d	Other current assets
Total current assets	7,388,048	(2,398,330)	(3,413)	4,986,305		Total current assets

						Non-current assets:
Film costs	421,382	(421,382)	–	–	e
Investments and advances:
Affiliated companies	220,221	(803)	54	219,472		Investments accounted for using the equity method
Securities investments and other	13,635,160	(13,635,160)	–	–	f
Allowance for credit losses	(8,370)	8,370	–	–
	–	15,144,290	1,929,501	17,073,791	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	78,285	(78,285)	–	–
Buildings	659,679	(659,679)	–	–
Machinery and equipment	1,683,264	(1,683,264)	–	–
Construction in progress	126,502	(126,502)	–	–
Less - Accumulated depreciation	1,584,620	(1,584,620)	–	–
	–	973,796	(3,981)	969,815		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	336,112	(336,112)	–	–	g
Finance lease right-of-use assets	43,763	(43,763)		–	g
	–	367,833	(6,529)	361,304	g	Right-of-use assets
Intangibles, net	920,148	(920,148)	–	–	e
Goodwill	791,000	(374)	(95,279)	695,347	C	Goodwill
	–	966,918	556	967,474	e	Content assets
	–	374,612	(1,417)	373,195	e	Other intangible assets
Deferred insurance acquisition costs	639,831	–	(181,349)	458,482	E	Deferred insurance acquisition costs
Deferred income taxes	182,494	(857)	5,237	186,874		Deferred tax assets
	–	592,457	32,420	624,877	f,h,D	Other financial assets
Other	348,223	(137,372)	(11,680)	199,171	h,B	Other non-current assets
	18,493,074	1,969,195	1,667,533	22,129,802		Total non-current assets
Total assets	25,881,122	(429,135)	1,664,120	27,116,107		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note		Accounts under IFRS
LIABILITIES							LIABILITIES
Current liabilities:							Current liabilities:
Short-term borrowings	1,320,595	13,678	–	1,334,273			Short-term borrowings
Current portion of long-term debt	119,192	73,378	–	192,570	i		Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,203	(73,203)	–	–	i
Notes and accounts payable, trade	657,458	(657,458)	–	–		j
	–	1,585,173	(92)	1,585,081	j,k,m		Trade and other payables
Accounts payable, other and accrued expenses	1,660,096	(1,660,096)	–	–	k
Deposits from customers in the banking business	2,723,808	(85,603)	–	2,638,205	l		Deposits from customers in the banking business
Accrued income and other taxes	208,063	(71,677)	(2,907)	133,479			Income taxes payables
	–	153,645	(2,334)	151,311	k		Participation and residual liabilities in the Pictures segment
	–	43,346	–	43,346	k,m,o		Other financial liabilities
Other	1,108,847	203,877	(7,517)	1,305,207	k,m,p		Other current liabilities
Total current liabilities	7,871,262	(474,940)	(12,850)	7,383,472			Total current liabilities
							Non-current liabilities:
Long-term debt	737,258	277,572	(777)	1,014,053	i		Long-term debt
Long-term operating lease liabilities	286,235	(286,235)	–	–	i
Accrued pension and severance costs	314,559	3,593	7,895	326,047	B		Defined benefit liabilities
Deferred income taxes	340,015	(860)	499,459	838,614	F		Deferred tax liabilities
Future insurance policy benefits and other	6,463,972	–	1,611	6,465,583	E		Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,159,852	–	(2,300)	4,157,552	E		Policyholders’ account in the life insurance business
	–	109,526	(3,682)	105,844	n		Participation and residual liabilities in the Pictures segment
	–	128,707	–	128,707	l,n,o		Other financial liabilities
Other	266,611	(178,090)	251	88,772	n		Other non-current liabilities
	12,568,502	54,213	502,457	13,125,172			Total non-current liabilities
Total liabilities	20,439,764	(420,727)	489,607	20,508,644			Total liabilities
Redeemable noncontrolling interest	8,035	(8,035)	–	–	o
EQUITY							EQUITY
Sony Group Corporation’s stockholders’ equity:							Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214			Common stock
Additional paid-in capital	1,486,104	–	2,805	1,488,909			Additional paid-in capital
Retained earnings	3,788,596	–	(951,692)	2,836,904	G		Retained earnings
Accumulated other comprehensive income	(624,047)	–	2,124,577	1,500,530	A,B,C D,E,F		Accumulated other comprehensive income
Treasury stock, at cost	(140,307)	–	–	(140,307)			Treasury stock, at cost
	5,390,560	–	1,175,690	6,566,250			Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	42,763	(373)	(1,177)	41,213			Noncontrolling interests
Total equity	5,433,323	(373)	1,174,513	6,607,463			Total equity
Total liabilities and equity	25,881,122	(429,135)	1,664,120	27,116,107			Total liabilities and equity

Reconciliation of equity as of March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,786,982	–	–	1,786,982		Cash and cash equivalents
Marketable securities	2,902,438	(2,902,438)	–	–	a,p
	–	412,016	(34)	411,982	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,099,300	(1,099,300)	–	–	b
	–	1,366,991	(1,498)	1,365,493	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(29,406)	29,406	–	–	b
Inventories	637,391	–	(723)	636,668		Inventories
Other receivables	283,499	(283,499)	–	–	c
	–	117,522	160	117,682	d	Other financial assets
Prepaid expenses and other current assets	538,540	(141,517)	(813)	396,210	d	Other current assets
Total current assets	7,218,744	(2,500,819)	(2,908)	4,715,017		Total current assets

						Non-current assets:
Film costs	459,426	(459,426)	–	–	e
Investments and advances:
Affiliated companies	226,218	(1,132)	–	225,086		Investments accounted for using the equity method
Securities investments and other	14,046,196	(14,046,196)	–	–
Allowance for credit losses	(8,419)	8,419	–	–
	–	15,639,456	1,657,090	17,296,546	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,557	(79,557)	–	–
Buildings	683,249	(683,249)	–	–
Machinery and equipment	1,748,961	(1,748,961)	–	–
Construction in progress	100,728	(100,728)	–	–
Less - Accumulated depreciation	1,627,061	(1,627,061)	–	–
	–	994,676	(4,135)	990,541		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	337,322	(337,322)	–	–	g
Finance lease right-of-use assets	39,772	(39,772)	–	–	g
	–	365,641	(7,607)	358,034	g	Right-of-use assets
Intangibles, net	996,305	(996,305)	–	–	e
Goodwill	827,149	(398)	(100,642)	726,109	C	Goodwill
	–	1,062,865	(318)	1,062,547	e	Content assets
	–	392,862	(1,807)	391,055	e	Other intangible assets
Deferred insurance acquisition costs	657,420	–	(33,434)	623,986	E	Deferred insurance acquisition costs
Deferred income taxes	207,470	(2,649)	10,848	215,669		Deferred tax assets
	–	663,105	32,659	695,764	f,h,D	Other financial assets
Other	361,803	(137,916)	(16,398)	207,489	h,B	Other non-current assets
	19,136,096	2,120,474	1,536,256	22,792,826		Total non-current assets
Total assets	26,354,840	(380,345)	1,533,348	27,507,843		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,187,868	13,879	–	1,201,747		Short-term borrowings
Current portion of long-term debt	131,699	73,582	125	205,406	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,362	(73,362)	–	–	i
Notes and accounts payable, trade	599,569	(599,569)	–	–	j
	–	1,632,952	(36,389)	1,596,563	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,756,833	(1,756,833)	–	–	k
Deposits from customers in the banking business	2,773,885	(91,729)	–	2,682,156	l	Deposits from customers in the banking business
Accrued income and other taxes	165,406	(82,594)	1,619	84,431		Income taxes payables
	–	164,005	(2,572)	161,433	k	Participation and residual liabilities in the Pictures segment
	–	54,341	–	54,341	k,m,o	Other financial liabilities
Other	1,126,802	234,441	6,284	1,367,527	k,m,p	Other current liabilities
Total current liabilities	7,815,424	(430,887)	(30,933)	7,353,604		Total current liabilities
						Non-current liabilities:
Long-term debt	773,294	281,086	(744)	1,053,636	i	Long-term debt
Long-term operating lease liabilities	290,259	(290,259)	–	–	i
Accrued pension and severance costs	254,103	12,364	755	267,222	B	Defined benefit liabilities
Deferred income taxes	366,761	(2,649)	452,475	816,587	F	Deferred tax liabilities
Future insurance policy benefits and other	6,599,977	–	14,608	6,614,585	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,331,065	–	(2,171)	4,328,894	E	Policyholders’ account in the life insurance business
	–	120,712	(4,175)	116,537	n	Participation and residual liabilities in the Pictures segment
	–	139,417	–	139,417	l,n,o	Other financial liabilities
Other	294,302	(201,551)	271	93,022	n	Other non-current liabilities
	12,909,761	59,120	461,019	13,429,900		Total non-current liabilities
Total liabilities	20,725,185	(371,767)	430,086	20,783,504		Total liabilities
Redeemable noncontrolling interest	8,179	(8,179)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,486,721	–	2,876	1,489,597		Additional paid-in capital
Retained earnings	3,857,152	–	(942,649)	2,914,503		Retained earnings
Accumulated other comprehensive income	(524,020)	–	2,044,277	1,520,257	A,B,C D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(124,228)	–	–	(124,228)		Treasury stock, at cost
	5,575,839	–	1,104,504	6,680,343		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	45,637	(399)	(1,242)	43,996		Noncontrolling interests
Total equity	5,621,476	(399)	1,103,262	6,724,339		Total equity
Total liabilities and equity	26,354,840	(380,345)	1,533,348	27,507,843		Total liabilities and equity

Reconciliation of profit or loss for nine months ended December 31, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	5,481,349	51,356	1,707	5,534,412	q	Sales
Financial services revenue	1,240,455	11,400	(24,226)	1,227,629	r,D	Financial services revenue
Other operating revenue	57,137	(57,137)	–	–	q
	6,778,941	5,619	(22,519)	6,762,041		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	3,753,504	(4,944)	(6,961)	3,741,599		Cost of sales
Selling, general and administrative	1,040,308	37	(4,250)	1,036,095	B	Selling, general and administrative
Financial services expenses	1,102,877	11,491	145	1,114,513	r,D	Financial services expenses
Other operating income, net	(16,491)	(771)	4,821	(12,441)	C	Other operating (income) expense, net
	5,880,198	5,813	(6,245)	5,879,766		Total costs and expenses
Equity in net income of affiliated companies	6,642	–	(75)	6,567	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	905,385	(194)	(16,349)	888,842		Operating income
Other income:
Interest and dividends	7,109	(7,109)	–	–
Gain on equity securities, net	205,727	(205,727)	–	–
Other	4,210	(4,210)	–	–
	–	215,951	(123,556)	92,395	s,D	Financial income
Other expenses:
Interest expenses	7,265	(7,265)	–	–
Foreign exchange loss, net	8,684	(8,684)	–	–
Other	9,588	(9,588)	–	–
	–	24,248	922	25,170	s,B	Financial expenses
Income before income taxes	1,096,894	–	(140,827)	956,067	H	Income before income taxes
Income taxes	12,641	–	(33,362)	(20,721)	I	Income taxes
Net income	1,084,253	–	(107,465)	976,788		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,064,776	–	(101,865)	962,911		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,477	–	(5,600)	13,877		Noncontrolling interests

Reconciliation of comprehensive income for nine months ended December 31, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	1,084,253	–	(107,465)	976,788		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	103,794	103,794	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	6,805	–	(6,967)	(162)		Remeasurement of defined benefit pension plans
	–	–	131	131		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(64,428)	–	7,709	(56,719)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	668	–	(1,507)	(839)		Cash flow hedges
Debt valuation adjustments	(1,837)		–	(1,837)		Insurance contract valuation adjustments
Foreign currency translation adjustments	(26,787)	90	13,555	(13,142)		Exchange differences on translating foreign operations
	–	(90)	–	(90)		Share of other comprehensive income of investments accounted for using the equity method
	(85,579)	–	116,715	31,136		Total other comprehensive income, net of tax
Total comprehensive income	998,674	–	9,250	1,007,924		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	991,808	–	28,635	1,020,443		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	6,866	–	(19,385)	(12,519)		Noncontrolling interests

Reconciliation of profit or loss for three months ended December 31, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	2,252,904	20,200	91	2,273,195	q	Sales
Financial services revenue	423,432	3,913	(6,565)	420,780	r,D	Financial services revenue
Other operating revenue	20,200	(20,200)	–	–
	2,696,536	3,913	(6,474)	2,693,975		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	1,554,843	59	(1,194)	1,553,708		Cost of sales
Selling, general and administrative	409,835	(16)	(1,270)	408,549	B	Selling, general and administrative
Financial services expenses	376,833	3,923	82	380,838	r,D	Financial services expenses
Other operating expense, net	295	12	3,003	3,310	C	Other operating (income) expense, net
	2,341,806	3,978	621	2,346,405		Total costs and expenses
Equity in net income of affiliated companies	4,496	–	(173)	4,323	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	359,226	(65)	(7,268)	351,893		Operating income
Other income:
Interest and dividends	1,753	(1,753)	–	–
Gain on equity securities, net	120,234	(120,234)	–	–
Foreign exchange gain, net	60	(60)	–	–
Other	1,413	(1,413)	–	–
	–	123,012	(86,116)	36,896	s,D	Financial income
Other expenses:
Interest expenses	2,756	(2,756)	–	–
Other	2,559	(2,559)	–	–
	–	4,802	210	5,012	s,B	Financial expenses
Income before income taxes	477,371	–	(93,594)	383,777	H	Income before income taxes
Income taxes	103,661	–	(30,856)	72,805	I	Income taxes
Net income	373,710	–	(62,738)	310,972		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	371,891	–	(61,160)	310,731		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	1,819	–	(1,578)	241		Noncontrolling interests

Reconciliation of comprehensive income for three months ended December 31, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	373,710	–	(62,738)	310,972		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	62,403	62,403	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	2,346	–	(2,423)	(77)		Remeasurement of defined benefit pension plans
	–	–	(11)	(11)		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(26,546)	–	14,936	(11,610)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	1,539	–	(939)	600		Cash flow hedges
Debt valuation adjustments	(644)	–	–	(644)		Insurance contract valuation adjustments
Foreign currency translation adjustments	(3,317)	79	668	(2,570)		Exchange differences on translating foreign operations
	–	(79)	–	(79)		Share of other comprehensive income of investments accounted for using the equity method
	(26,622)	–	74,634	48,012		Total other comprehensive income, net of tax
Total comprehensive income	347,088	–	11,896	358,984		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	345,330	–	13,479	358,809		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	1,758	–	(1,583)	175		Noncontrolling interests

Reconciliation of profit or loss for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	7,252,766	79,293	1,611	7,333,670	q	Sales
Financial services revenue	1,661,520	13,512	(10,041)	1,664,991	r,D	Financial services revenue
Other operating revenue	85,074	(85,074)	–	–	q
	8,999,360	7,731	(8,430)	8,998,661		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	5,072,596	(3,850)	(2,867)	5,065,879	B	Cost of sales
Selling, general and administrative	1,469,955	61	3,138	1,473,154	B	Selling, general and administrative
Financial services expenses	1,488,963	12,503	208	1,501,674	r,D	Financial services expenses
Other operating expense, net	7,468	(720)	7,502	14,250	C	Other operating (income) expense, net
	8,038,982	7,994	7,981	8,054,957		Total costs and expenses
Equity in net income of affiliated companies	11,487	–	64	11,551	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	971,865	(263)	(16,347)	955,255		Operating income
Other income:
Interest and dividends	10,457	(10,457)	–	–
Gain on equity securities, net	247,026	(247,026)	–	–
Other	6,752	(6,752)	–	–
	–	264,692	(180,900)	83,792	s,D	Financial income
Other expenses:
Interest expenses	12,185	(12,185)	–	–
Foreign exchange loss, net	16,056	(16,056)	–	–
Net periodic benefit costs other than service cost	8,811	(8,811)	–	–
Other	6,678	(6,678)	–	–
	–	43,924	(2,842)	41,082	s,B	Financial expenses
Income before income taxes	1,192,370	–	(194,405)	997,965	H	Income before income taxes
Income taxes	995	–	(46,926)	(45,931)	I	Income taxes
Net income	1,191,375	–	(147,479)	1,043,896		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,171,776	–	(142,166)	1,029,610		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,599	–	(5,313)	14,286		Noncontrolling interests

Reconciliation of comprehensive income for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	1,191,375	–	(147,479)	1,043,896		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	144,740	144,740	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	12,965	–	(1,410)	11,555		Remeasurement of defined benefit pension plans
	–	–	87	87		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(102,492)	–	(103,057)	(205,549)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	1,513	–	(1,462)	51		Cash flow hedges
Debt valuation adjustments	(3,120)	–	–	(3,120)		Insurance contract valuation adjustments
Foreign currency translation adjustments	106,826	(798)	9,293	115,321		Exchange differences on translating foreign operations
	-	798	-	798		Share of other comprehensive income of investments accounted for using the equity method
	15,692	–	48,191	63,883		Total other comprehensive income, net of tax
Total comprehensive income	1,207,067	–	(99,288)	1,107,779		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	1,198,836	–	(80,208)	1,118,628		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	8,231	–	(19,080)	(10,849)		Noncontrolling interests

(4)  Notes to reconciliation

Reclassifications

a.
“Marketable securities”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets under IFRS. Investments held for variable annuities and variable life insurance contracts in the life insurance business, which were included in “Marketable securities” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS, after considering the current/non-current distinction based on the purpose of the investments related to the insurance liabilities in accordance with paragraph 66 of International Accounting Standards 1 “Presentation of Financial Statements” (“IAS 1”).

b.
“Notes and accounts receivable, trade and contract assets” and “Allowance for credit losses”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

c.	“Other receivables”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.
d.	“Other financial assets”, which were included in “Prepaid expenses and other current assets” under U.S. GAAP, are separately presented under IFRS.
e.
“Film costs”, which were presented separately, and music catalogs, artist contracts, music distribution rights and other content assets, which were included in “Intangibles, net” under U.S. GAAP are collectively reclassified and presented as “Content assets” under IFRS. “Intangibles, net” other than those reclassified and presented as “Content assets” have been reclassified into “Other intangible assets” under IFRS.

f.
“Securities investments and other”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as non-current assets for the amounts related to the Financial Services segment and “Other financial assets” as non-current assets for the amounts related to all segments excluding the Financial Services segment under IFRS. Housing loans in the banking business, which were included in “Securities investments and other” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 66 of IAS 1.

g.	“Operating lease right-of-use assets” and “Finance lease right-of-use assets”, which were separately presented under U.S. GAAP, have been reclassified into “Right-of-use assets” under IFRS.
h.	“Other financial assets”, which were included in “Other” in other assets under U.S. GAAP, are separately presented under IFRS.
i.
“Current portion of long-term operating lease liabilities” and “Long-term operating lease liabilities”, which were separately presented under U.S. GAAP, have been reclassified into “Current portion of long-term debt” and “Long-term debt”, respectively under IFRS.

j.	“Notes and accounts payable, trade”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other payables” under IFRS.
k.
“Accounts payable, other and accrued expenses”, which were separately presented under U.S. GAAP, have been reclassified into either “Trade and other payables”, “Participation and residual liabilities in the Pictures segment”, “Other financial liabilities” or “Other current liabilities” under IFRS.

l.
“Deposits from customers in the banking business”, which were separately presented under U.S. GAAP, have been reclassified into “Other financial liabilities” of non-current liabilities under IFRS, after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 69 of IAS 1.

m.	“Trade and other payables” and “Other financial liabilities”, which were included in current liabilities “Other” under U.S. GAAP, are separately presented under IFRS.
n.
“Participation and residual liabilities in the Pictures segment” and “Other financial liabilities”, which were included in “Other” in other than current liabilities under U.S. GAAP, are separately presented under IFRS.

o.	“Redeemable noncontrolling interest”, which was separately presented under U.S. GAAP, has been reclassified into “Other financial liabilities” under IFRS.
p.
Under U.S. GAAP, securities received as collateral other than cash in lending transactions are accounted for as “Marketable securities” and also as “Other current liabilities” representing Sony’s obligation to return the collateral, which was 426,467 million yen and 373,274 million yen as of December 31, 2020 and March 31, 2021, respectively. Under IFRS, the securities received as collateral other than cash shall be recognized in the consolidated statements of financial position if they are sold or the transferor defaults. None of the securities was recognized in the consolidated statements of financial position as of December 31, 2020 and March 31, 2021.

q.	“Other operating revenue”, which was separately presented under U.S. GAAP, has been reclassified into “Sales” under IFRS.
r.
Under IFRS, “Financial services revenue” and “Financial services expenses” have increased by the same amount due to the gross up of revenue and expenses related to service transactions, based on the presentation requirements.

s.	Under IFRS, “Financial income” and “Financial expenses” have been presented separately, based on the presentation requirements.

Recognition and measurement differences

A.  Exchange differences on translating foreign operations

　　Under IFRS 1, first-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.
　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Accumulated other comprehensive income	(509,872)	(509,139)	(510,091)
Adjustment to retained earnings	(509,872)	(509,139)	(510,091)

B.  Post-employment benefits

　　Under U.S. GAAP, past service costs and actuarial gains and losses are deferred in accumulated other comprehensive income, and subsequently reclassified to profit or loss over a certain period of time in the future.
　　Under IFRS, past service costs are expensed as incurred. Adjustments due to remeasurements of the net defined benefit liabilities or assets, such as actuarial gains and losses, are recognized in other comprehensive income when incurred and immediately transferred to retained earnings and are not reclassified to profit or loss in a subsequent period.
　　In addition, if the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other non-current assets	(16,829)	(12,310)	(17,083)
Defined benefit liabilities	30	(7,217)	(62)
Accumulated other comprehensive income	(300,385)	(293,245)	(277,379)
Adjustment to retained earnings	(317,184)	(312,772)	(294,524)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Cost of sales	–	–	(2,193)
Selling, general and administrative	(484)	35	(244)
Financial expenses	5,720	1,308	9,476
Increase (decrease) in adjustment to income before income taxes	5,236	1,343	7,039

C.  Impairment of goodwill

　　The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS. Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level. Reporting units are Sony’s operating segments or one level below the operating segments. The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager. Under IFRS, goodwill is tested for impairment at the level of the cash-generating unit (“CGU”) or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.
　　Upon the transition to IFRS, Sony assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS. As a result, Sony determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP. In addition, Sony performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS. In performing the impairment test, Sony used the goodwill balance under U.S. GAAP attributed to each CGU or group of CGUs based on the history of acquisitions of the businesses. Under U.S. GAAP, when a business within a reporting unit was disposed of (including when classified as held for sale), goodwill was allocated to the remaining business and the disposed business based on relative fair value, and only the goodwill allocated to the disposed business was written off. Under IFRS, since certain disposed businesses represented individual CGUs or a group of CGUs, at the time of disposition, all the goodwill that was recognized for such businesses would have been written off. The assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS. In addition, the assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that existed at the date of transition to IFRS where the recoverable amount was lower than the carrying amount.
　　As a result, at the date of transition to IFRS, goodwill decreased by 96,817 million yen, and retained earnings decreased by the same amount. The impact of this change was primarily in the I&SS and Pictures segments and is discussed below.
　　In the I&SS segment, at the date of transition to IFRS, Sony recognized 43,376 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the Internet of Things (“IoT”)-related business which existed at the date of transition to IFRS. The recoverable amount of the IoT-related business was determined by the value in use and a pre-tax discount rate of 9.8% was used in the measurement.
　　In the Pictures segment, at the date of transition to IFRS, Sony recognized 48,749 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the United States television network CGU which existed at the date of transition to IFRS. The recoverable amount of the United States television network CGU was determined by the value in use and a pre-tax discount rate of 15.9% was used in the measurement.
　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Goodwill	(96,817)	(95,306)	(100,727)
Accumulated other comprehensive income	–	(2,642)	2,942
Adjustment to retained earnings	(96,817)	(97,948)	(97,785)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Other operating (income) expense, net	(1,131)	(1,376)	(968)
Increase (decrease) in adjustment to income before income taxes	(1,131)	(1,376)	(968)

The carrying amount of goodwill by segment is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Game & Network Services *1	170,974	172,360
Music *2	391,325	408,424
Pictures *3	103,626	120,083
Electronics Products & Solutions	11,354	11,533
Imaging & Sensing Solutions	2,816	2,875
Financial Services	10,834	10,834
Total	690,929	726,109

*1 Game & Network Services (“G&NS”)
　　All of the goodwill shown in the G&NS line of the table above relates to the PlayStation® business. Goodwill related to the CGU has a carrying amount of 170,974 million yen and 172,360 million yen, as of April 1, 2020 and March 31, 2021, respectively. Intangible assets with indefinite useful lives related to the PlayStation® business have a carrying amount of 57,397 million yen and 57,449 million yen, as of April 1, 2020 and March 31, 2021, respectively, which are included in “Other intangible assets”. Intangible assets with indefinite useful lives include the trademark for PlayStation®, which is assessed to have an indefinite useful life as the trademark for PlayStation® is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the future as well. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the mid-range plan (“MRP”). A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.5% and 9.8% as of April 1, 2020 and 1.5% and 8.7% as of March 31, 2021, respectively.

*2 Music
　　Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and music publishing CGUs excluding operations in Japan.
　　Goodwill related to the worldwide recorded music CGU has a carrying amount of 128,918 million yen and 136,572 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.0% and 9.2% as of April 1, 2020 and 1.0% and 9.3% as of March 31, 2021, respectively.
　　Goodwill related to the music publishing CGU has a carrying amount of 238,684 million yen and 248,130 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 2.5% and 8.4% as of April 1, 2020 and 2.5% and 8.2% as of March 31, 2021, respectively.

*3 Pictures
　　Goodwill shown in the Pictures line of the table above is primarily allocated to the United States television network CGU. Goodwill related to the CGU is recognized with the carrying amounts of 54,156 million yen and 55,092 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. The terminal value is based on an earnings multiple applied to the final year of the forecasted earnings. The growth rate beyond the MRP period and the pre-tax discount rate are 1.0% and 15.9% as of April 1, 2020 and 1.0% and 14.7% as of March 31, 2021, respectively.

　　The value in use calculation uses key assumptions such as the pre-tax discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends. For each assumption, historical experience, external information, competitors and industry trends are taken into account. Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax discount rate that are used in the evaluation of the recoverable amounts change within a reasonably predictable range.

D.  Equity instruments and debt instruments

　　Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
　　Additionally, under U.S. GAAP, debt securities that are held-to-maturity, primarily in the life insurance business, are carried at amortized cost.
　　Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Such financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income.
　　Additionally, under IFRS, debt instruments, which are primarily in the life insurance business, are classified as financial assets measured at fair value through other comprehensive income if the debt instruments are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial assets after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other financial assets (non-current)	22,110	31,641	31,627
Investments and advances in the Financial Services segment (non-current)	2,439,946	1,921,779	1,649,660
Accumulated other comprehensive income	(2,424,510)	(2,075,857)	(1,840,980)
Adjustment to retained earnings	37,546	(122,437)	(159,693)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Financial services revenue	(29,832)	(8,334)	(12,547)
Financial services expenses	(600)	(254)	(854)
Share of profit (loss) of investments accounted for using the equity method	(169)	(173)	(30)
Financial income	(123,641)	(86,401)	(178,677)
Increase (decrease) in adjustment to income before income taxes	(154,242)	(95,162)	(192,108)

E.  Insurance-related accounts

　　In accordance with Sony’s first-time adoption of IFRS 4 “Insurance Contracts” at the date of transition to IFRS, insurance contracts are recognized and measured based on the same accounting principles previously applied under U.S. GAAP. Under IFRS, the amount of insurance-related accounts was affected by shadow accounting in the life insurance business as a result of the increase in financial instruments to be measured at fair value through other comprehensive income. This change is mainly because the shadow liability adequacy test indicated that the insurance liabilities were not recorded at a sufficient level at the date of transition to IFRS and as of December 31, 2020.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred insurance acquisition costs	(412,997)	(181,349)	(33,434)
Future insurance policy benefits and other	(273,530)	(1,611)	(14,609)
Policyholders’ account in the life insurance business	2,261	2,300	2,170
Accumulated other comprehensive income	684,266	180,660	45,873

F.  Impact of changes in the measurement method of debt instruments in the life insurance business on deferred tax liabilities and noncontrolling interests

　　In connection with “D. Equity instruments and debt instruments” and “E. Insurance-related accounts”, accumulated other comprehensive income is affected due to the change in the measurement method of debt instruments in the life insurance business and the change in the amount of insurance-related accounts as a result of the application of shadow accounting.
　　The impact of this change on deferred tax liabilities and noncontrolling interests is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred tax liabilities	(489,839)	(489,727)	(452,189)
Noncontrolling interests	(440,099)	–	–
Accumulated other comprehensive income	929,938	489,727	452,189

G.  Retained earnings

Main items of the differences on retained earnings are as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
Retained earnings under U.S. GAAP	2,765,187	3,788,596	3,857,152
1 Exchange differences on translating foreign operations *A	(509,872)	(509,139)	(510,091)
2 Post-employment benefits *B	(317,184)	(312,772)	(294,524)
3 Impairment of goodwill *C	(96,817)	(97,948)	(97,785)
4 Equity instruments and debt instruments *D	37,546	(122,437)	(159,693)
5 Other	6,616	(6,854)	13,249
Tax effect of adjustments	64,221	97,458	106,195
Total	(815,490)	(951,692)	(942,649)
Retained earnings under IFRS	1,949,697	2,836,904	2,914,503

H.  Income before income taxes

Main items of the differences on income before income taxes are as follows:

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
Income before income taxes under U.S. GAAP	1,096,894	477,371	1,192,370
1 Post-employment benefits *B	5,236	1,343	7,039
2 Impairment of goodwill *C	(1,131)	(1,376)	(968)
3 Equity instruments and debt instruments *D	(154,242)	(95,162)	(192,108)
4 Other	9,310	1,601	(8,368)
Total	(140,827)	(93,594)	(194,405)
Income before income taxes under IFRS	956,067	383,777	997,965

I.  Income taxes

　　Due to the adoption of IFRS, income taxes have been adjusted by recording the tax effects on various IFRS adjustments recognized and measured, and other IFRS tax effects.

(5)  Reconciliation of consolidated statements of cash flows

　　Main items of the differences on consolidated statements of cash flows are as follows:

	Yen in millions
	Nine months ended December 31, 2020
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,087,508	(1,372,187)	676,660
1. Principal payments for operating lease liabilities*1	54,005	–	(54,005)
2. Additions and disposals of content assets*2	(31,808)	31,808	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(905,247)	905,247	–
(2) Deposits from customers in the banking business	278,243	–	(278,243)
(3) Borrowings in the life insurance business and the banking business	361,708	–	(361,708)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	114,648	–	(114,648)
4. Other	308	4,180	(2,455)
Total	(128,143)	941,235	(811,059)
Consolidated statements of cash flows under IFRS	959,365	(430,952)	(134,399)

	Yen in millions
	Fiscal year ended March 31, 2021
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,350,150	(1,781,516)	666,967
1. Principal payments for operating lease liabilities*1	72,098	–	(72,098)
2. Additions and disposals of content assets*2	(34,751)	34,751	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(1,181,744)	1,181,744	–
(2) Deposits from customers in the banking business	332,987	–	(332,987)
(3) Borrowings in the life insurance business and the banking business	463,783	–	(463,783)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	134,299	–	(134,299)
4. Other	3,395	1,111	(2,333)
Total	(209,933)	1,217,606	(1,005,500)
Consolidated statements of cash flows under IFRS	1,140,217	(563,910)	(338,533)

*1 The principal payments for operating lease liabilities
　　Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows. Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

*2 The additions and disposals of content assets
　　Under U.S. GAAP, Sony classified the cash flows from the additions and disposals of film costs as cash flows from operating activities, and classified the cash flows from the additions and disposals of music catalogs, artist contracts, music distribution rights and other content assets as cash flows from investing activities in the consolidated statements of cash flows based on the nature of such transactions as additions and disposals of intangible assets. Under IFRS, Sony defines these intangible assets as content assets, and classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows except for additions and disposals of content assets from business combinations or business divestitures, because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

*3 Changes in assets and liabilities in the Financial Services segment
　　Under U.S. GAAP, Sony classified cash flows from changes in investments and advances in the Financial Services segment and repurchase agreements in the Financial Services segment, deposits from customers in the banking business and policyholders’ account in the life insurance business according to the nature of these transactions in the consolidated statements of cash flows. Under IFRS, Sony classifies cash flows from these transactions as cash flows from operating activities in the consolidated statements of cash flows as these transactions are viewed as integral to the principal revenue-producing activities of Sony.

Subsequent Event
   Acquisition of Bungie, Inc.
　　On January 31, 2022, Sony Interactive Entertainment LLC, a wholly-owned subsidiary of Sony, entered into definitive agreements to acquire 100% of the shares of Bungie, Inc., an independent videogame developer in the United States.  The total consideration of this transaction is 3.6 billion U.S. dollars, inclusive of purchase price and committed employee incentives, and is subject to customary working capital and other adjustments.  This transaction is subject to certain closing conditions, including regulatory approvals.

Outlook for the Fiscal Year Ending March 31, 2022

The forecast for consolidated results for the fiscal year ending March 31, 2022, as announced on October 28, 2021, has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	October Forecast	February Forecast	Change from October Forecast
Sales *[1]	¥8,998.7	¥9,900	¥9,900	–	–
Operating income	955.3	1,040	1,200	+ ¥160 bil	+ 15.4%
Income before income taxes	998.0	990	1,155	+ 165 bil	+ 16.7%
Net income attributable to Sony Group Corporation’s stockholders	1,029.6	730	860	+ 130 bil	+17.8%

For all segments excluding the Financial Services segment *2	March 31, 2021 Results	October Forecast	February Forecast	Change from October Forecast
Net cash provided by operating activities	¥1,150.3	¥890	¥940	+ 50 bil	+5.6%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign currency exchange rates for the three months ending March 31, 2022	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2022 at the time of the October forecast
1 U.S. dollar	approximately 113 yen	approximately 111 yen
1 Euro	approximately 128 yen	approximately 130 yen

The sales forecast for the fiscal year ending March 31, 2022 remains unchanged from the October forecast due to higher-than-expected sales in the Financial Services, Electronics Products & Solutions (“EP&S”), Pictures and Music segments, partially offset by lower-than-expected sales in the Game & Network Services (“G&NS”) and Imaging & Sensing Solutions segments.

Operating income is expected to be higher than the October forecast due to expected increases in operating income in the Pictures, G&NS, EP&S and Music segments, as well as an expected decrease in the operating loss in All Other, Corporate and elimination.

Both income before income taxes and net income attributable to Sony Group Corporation’s stockholders are expected to be higher than the October forecast mainly due to the above-mentioned expected increase in operating income.

The forecast for each business segment for the fiscal year ending March 31, 2022 has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	October Forecast	February Forecast
Game & Network Services (G&NS)
Sales	¥2,656.3	¥2,900	¥2,730
Operating income	341.7	325	345
Music
Sales	939.9	1,070	1,090
Operating income	184.8	200	205
Pictures
Sales	753.0	1,180	1,220
Operating income	79.9	108	205
Electronics Products & Solutions (EP&S) *
Sales	2,068.1	2,280	2,360
Operating income	127.9	190	210
Imaging & Sensing Solutions (I&SS)
Sales	1,012.5	1,100	1,070
Operating income	145.9	150	150
Financial Services
Financial services revenue	1,674.0	1,490	1,610
Operating income	154.8	153	153
All Other, Corporate and elimination *
Operating loss	(79.6)	(86)	(68)
Consolidated
Sales	8,998.7	9,900	9,900
Operating income	955.3	1,040	1,200

* Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. Sales and operating income (loss) of each segment for the fiscal year ended March 31, 2021 in the above chart are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

Game & Network Services (G&NS)
Sales are expected to be lower than the October forecast due to an expected decrease in PlayStation®5 hardware unit sales, primarily due to shortages in the supply of components, especially semiconductors. Operating income is expected to be higher than the October forecast due to an expected decrease in selling, general and administrative expenses.

Music
Sales are expected to be higher than the October forecast due to stronger-than-expected sales from game applications for mobile devices and license revenue in the anime business in Visual Media and Platform as well as the impact of foreign exchange rates. Operating income is expected to be higher than the October forecast due to the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be higher than the October forecast primarily due to an expected increase in sales for Motion Pictures resulting from the strong theatrical performances of Spider-Man: No Way Home and Venom: Let There Be Carnage, which were released in the third quarter of the current fiscal year. Operating income is expected to be higher than the October forecast due to the recording of a 70.2 billion yen gain from the transfer of GSN Games, a division of Game Show Network, LLC in the third quarter of the current fiscal year and the impact of the above-mentioned expected increase in sales in Motion Pictures.

Electronics Products & Solutions (EP&S)
Sales are expected to be higher than the October forecast due to an expected increase in sales of televisions resulting from an expected improvement in the product mix as well as the impact of foreign exchange rates.  Operating income is expected to be higher than the October forecast due to the impact of an improvement in the product mix of digital cameras and other products as well as a decrease in operating expenses, partially offset by the impact of lower unit sales of digital cameras, televisions and smartphones.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the October forecast primarily due to lower-than-expected sales of image sensors for mobile products and businesses other than image sensors. Operating income is expected to remain unchanged from the October forecast mainly due to the positive impact of foreign exchange rates, substantially offset by the impact of the above-mentioned expected decrease in sales.

Financial Services
Financial services revenue is expected to be higher than the October forecast primarily due to an expected increase in net gains on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income is expected to remain unchanged from the October forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI discloses separately on a Japanese statutory basis. On October 1, 2021, SFGI changed its company name from Sony Financial Holdings Inc.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.